EXHIBIT 2.4

THIRD AMENDMENT TO

AMENDED AND RESTATED SALE AND PURCHASE AGREEMENT

OF SHARE CAPITAL

This Third Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital (this “Amendment”), dated April 8, 2024, and effective as of April 1, 2024 (the “Effective Date”), amends that certain Amended and Restated Sale and Purchase Agreement of Share Capital dated June 27, 20231, as amended by the First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital, dated September 22, 2023 and effective June 27, 20232 and the Second Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital, dated January 22, 20243 (as amended to date, the “Purchase Agreement”), by and between Golden Matrix Group, Inc., a Nevada corporation (the “Purchaser”), and Aleksandar Milovanović, an individual (“Milovanović”); Zoran Milosevic, an individual (“Milosevic”); and Snežana Božović, an individual (“Božović”, and each of Božović, Milovanović and Milosevic, each a “Seller” and collectively the “Sellers”). The Purchaser and the Sellers are referred to herein as the “Parties” and individually as a “Party”. Certain capitalized terms used below but not otherwise defined shall have the meanings given to such terms in the Purchase Agreement.

WHEREAS, the Purchaser and the Sellers desire to enter into this Amendment to amend the Purchase Agreement on the terms and subject to the conditions set forth below.

NOW, THEREFORE, in consideration of the premises and the mutual covenants, agreements, and considerations herein contained, and other good and valuable consideration, which consideration the parties hereby acknowledge and confirm the receipt and sufficiency thereof, the parties hereto agree as follows:

1. Amendments to Purchase Agreement. Effective as of the Effective Date:

(a) Section 1.2 of the Purchase Agreement is amended and restated to read in its entirety as follows:

“1.2. Effective Date. Unless otherwise agreed by the Parties, the Parties agree that the effective date of the Acquisition for corporate, tax, accounting, legal, or other purposes, shall be deemed April 1, 2024, to the extent legal under applicable Laws (the “Effective Date”).”

(b) Section 2.1.1 of the Purchase Agreement is amended and restated to read in its entirety as follows:

“2.1.1 A cash payment of Twelve Million Dollars (USD $12,000,000) (the “Closing Cash Consideration”), which shall be wired to the Sellers in accordance with wire instructions provided by the Sellers to the Purchaser at the Closing.”

___________

1 https://www.sec.gov/Archives/edgar/data/1437925/000147793223004933/gmgi_ex22.htm

2 https://www.sec.gov/Archives/edgar/data/1437925/000147793223007193/gmgi_ex22.htm

3 https://www.sec.gov/Archives/edgar/data/1437925/000147793224000334/gmgi_ex23.htm

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

(c) A new Section 2.1.1A of the Purchase Agreement is added to read in its entirety as follows:

“2.1.1A cash payment of Eighteen Million Dollars (USD $18,000,000) (the “Deferred Cash Consideration”), payable as set forth in Section 2.1(d) of the Purchase Agreement.”

(d) Section 2.1(c) of the Purchase Agreement (added in the First Amendment to Amended and Restated Sale and Purchase Agreement of Share Capital dated September 22, 2023 and effective June 27, 2023) shall be amended and restated to read as follows:

“(c) [Intentionally Removed].”

(e) A new Section 2.1(d) of the Purchase Agreement of the Purchase Agreement is added to read in its entirety as follows:

“(d) Deferred Cash Consideration. The Parties previously contemplated up to Twenty Million Dollars (USD$20,000,000) of the Closing Cash Consideration due at the Closing would be paid by the cash on hand that the Companies had at Closing. However, the Parties have subsequently determined that Serbian law prohibits the direct payment by Meridian Serbia to the Sellers of cash funds held by Meridian Serbia prior to Closing, for purposes of affecting the Acquisition.

For the reasons described above, and in an effort to close the Acquisition as soon as possible, the Parties have decided to reduce the cash consideration due at the Closing from Thirty Million Dollars (USD$30,000,000) to Twelve Million Dollars (USD$12,000,000) and to defer the payment of the Deferred Cash Consideration until after the Closing as set forth below.

The Deferred Cash Consideration shall be deferred, and shall be paid upon the earlier of (i) the date that the Parent (or one of its Subsidiaries) has raised funding sufficient following the Closing, on terms deemed acceptable in the reasonable good faith discretion of the independent members of the Board of Directors of the Parent, to allow for the payment of the Deferred Cash Consideration, and following such payment, that the Purchaser (and its Subsidiaries on a consolidated basis) will not be left insolvent or with inadequate cash to pay its debts, bills, and other liabilities as they become due, in the ordinary course of business; and (ii) April 26, 2024 (as applicable, the earlier of (i) and (ii), the “Deferred Cash Consideration Due Date”).

To the extent any portion of the Deferred Cash Consideration remains unpaid three (3) Business Days after the Deferred Cash Consideration Due Date, the unpaid amount of such Deferred Cash Consideration shall accrue interest retroactively (from the Effective Date) at a fixed, non-variable rate equal to the lesser of (A) three percent (3%) per annum and (B) the Maximum Rate (as defined below). “The “Maximum Rate” shall mean the maximum rate of interest allowed under applicable law.”

(f) Section 2.3 of the Purchase Agreement is amended and restated to read as follows:

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

“2.3. Acceleration of Post-Closing Payments. Upon the occurrence of any Purchaser Change of Control, all portions of the Purchase Price which were otherwise due and payable post-Closing, including without limitation the Deferred Cash Consideration, Contingent Post-Closing Consideration, Non-Contingent Post-Closing Cash Consideration, and Promissory Note Consideration, shall immediately be accelerated and become due and payable in full by Purchaser, at the closing of the Purchaser Change in Control. For the purposes of this Section 2.3, it shall be conclusively deemed true, in the event of a Purchaser Change of Control, that the Contingent Post-Closing Payment Conditions were satisfied in full; the Promissory Note Consideration shall include the interest which would have accrued had the Promissory Note been paid at maturity; and no Set-Off under Section 2.2 shall be applicable unless the right accrued as of the date of the Purchaser Change in Control.”

(g) A new Section 2.4.4 of the Purchase Agreement of the Purchase Agreement is added to read in its entirety as follows:

“2.4.4 Following the Closing, the Purchaser shall take commercially reasonable best efforts to promptly raise funding sufficient to pay the entire amount of the Deferred Cash Consideration by the Deferred Cash Consideration Due Date.”

(h) Section 2.7 of the Purchase Agreement shall be amended and restated to read as follows:

“2.7 Ownership of Meridian Serbia Following the Closing. The Parties agree that notwithstanding the other terms of this Agreement, and/or the payment of the Purchase Price to the Sellers directly by the Purchaser, Meridian Serbia shall be deemed to be purchased by the Purchaser’s wholly-owned Serbian subsidiary, Golden Matrix Group doo (“Golden Matrix Serbia”). As such, each of the Share in the Companies of Meridian Serbia held by the Sellers prior to Closing shall be transferred to Golden Matrix Serbia and shall be owned by Golden Matrix Serbia, following the Closing. To the extent the Parties deem it necessary, a portion of the cash consideration payable to the Sellers for the acquisition of Meridian Serbia may be paid directly from Golden Matrix Serbia, or deemed paid by Golden Matrix Serbia, to the Sellers. Each of the Sellers and the Purchaser desire to take whatever actions necessary or warranted following the Closing to affect and reflect the ownership of Meridian Serbia by Golden Matrix Serbia, following the Closing at their own cost and expense.”

(i) A new Section 2.8 of the Purchase Agreement of the Purchase Agreement is added to read in its entirety as follows:

“2.8 Transfer of Ownership of Meridian Gaming Ltd. As promptly as possible following the Closing Date (i.e., within twelve (12) months), Milovanović and Milosevic shall take commercially reasonable efforts to transfer each of their ownership of Meridian Gaming Ltd., a Kenyan limited company (“Meridian Kenya”) to Bit Tech Limited, a Tanzania private company limited by shares (or another one of Meridian Montenegro’s or another Company’s subsidiaries, or to a Company, as reasonably approved by Milovanović and Milosevic and the Purchaser), for nominal consideration (the “Meridian Kenya Transfer”). Until the Meridian Kenya Transfer is complete, Milovanović and Milosevic shall ensure that all economic benefits of, and revenue of, Meridian Kenya are transferred to Meridian Montenegro. The Meridian Kenya Transfer shall be an integral part of the transactions contemplated by this Agreement. Notwithstanding the above, the Meridian Kenya Transfer shall occur no later than 12 months following the Closing Date.”

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

(j) Section 6.1.1(B)(i) of the Purchase Agreement is amended and restated to read as follows:

“(i) The Closing Cash Consideration;”

(k) Section 9.14 of the Purchase Agreement is amended and restated to read in its entirety as follows:

“9.14. Financing. By the Required Financing Date, the Purchaser shall have the Required Financing in a sufficient amount to pay the Closing Cash Consideration. The Purchaser shall have successfully raised or accumulated the Required Financing on the Closing Date on terms reasonably satisfactory to Sellers.”

(l) Section 11.1.78 of the Purchase Agreement is amended and restated to read in its entirety as follows:

“11.1.78 “Required Financing” means a minimum of $12,000,000 in financing raised or accumulated by the Purchaser for the purpose of paying the Closing Cash Consideration. The Required Financing may take the form of, to list three non-exhaustive examples, (i) the accumulation of sufficient cash in hand by the Purchaser from normal, day-to-day business operations (which, as of April 3, 2024, is expected to represent approximately $12,000,000 of the required sum); (ii) additional capital based on the investment of funds by one or more new stockholders of the Purchaser, in exchange for the issuance of shares, warrants, or other securities of the Purchaser, all under reasonable and customary terms substantially consistent with other, prior capital raises by the Purchaser; and (iii) one or more reasonable and customary loan financing transactions. Purchaser shall not commit to or consummate any Required Financing transaction under sections (ii) or (iii) in the preceding sentence, without obtaining Sellers’ prior written consent (in their sole discretion) to the material terms of the transaction.”

(m) Schedule B, the Consideration for the Companies, by Payment/Issuance Period in the form attached to this Amendment, shall be deemed Schedule B to the Purchase Agreement; and Schedule C, the Split of Consideration for the Companies, by Seller in the form attached to this Amendment, shall be deemed Schedule C to the Purchase Agreement.

2. Waiver of Untimely Delivery of Updated Disclosure Schedules. The Purchaser waives the failure of the Sellers to provide the Updated Sellers Disclosure Schedule at least fifteen (15) Business Days prior to the Closing Date. The Sellers waive the failure of the Purchaser to provide the Updated Purchaser Disclosure Schedule at least fifteen (15) Business Days prior to the Closing Date.

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

3. Consideration. Each of the Parties agrees and confirms by signing below that they have received valid consideration in connection with this Amendment and the transactions contemplated herein.

4. Mutual Representations, Covenants and Warranties. Each of the Parties, for themselves and for the benefit of each of the other Parties hereto, represents, covenants and warranties that:

(a) Such Party has all requisite power and authority, corporate or otherwise, to execute and deliver this Amendment and to consummate the transactions contemplated hereby. This Amendment constitutes the legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and general equitable principles;

(b) The execution and delivery by such Party and the consummation of the transactions contemplated hereby do not and shall not, by the lapse of time, the giving of notice or otherwise: (i) constitute a violation of any law; or (ii) constitute a breach of any provision contained in, or a default under, any governmental approval, any writ, injunction, order, judgment or decree of any governmental authority or any contract to which such party is bound or affected; and

(c) Any individual executing this Amendment on behalf of an entity has authority to act on behalf of such entity and has been duly and properly authorized to sign this Amendment on behalf of such entity.

5. Further Assurances. The Parties agree that, from time to time, each of them will take such other action and to execute, acknowledge and deliver such contracts, deeds, or other documents as may be reasonably requested and necessary or appropriate to carry out the purposes and intent of this Amendment and the transactions contemplated herein.

6. Effect of Amendment. Upon the effectiveness of this Amendment, each reference in the Purchase Agreement to “Purchase Agreement”, “Agreement,” “hereunder,” “hereof,” “herein” or words of like import shall mean and be a reference to such Purchase Agreement, as applicable, as modified and amended hereby.

7. Purchase Agreement to Continue in Full Force and Effect. Except as specifically modified or amended herein, the Purchase Agreement and the terms and conditions thereof shall remain in full force and effect.

8. Entire Agreement. This Amendment sets forth all of the promises, agreements, conditions, understandings, warranties and representations among the parties with respect to the transactions contemplated hereby and thereby, and supersedes all prior agreements, arrangements and understandings between the Parties, whether written, oral or otherwise, except for the Purchase Agreement, and this Amendment shall be read in connection with, the Purchase Agreement.

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

9. Assignment; Successors in Interest. No assignment or transfer by either Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties. This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

10. Governing Law; Disputes. This Amendment shall be governed exclusively by and construed and enforced in accordance with the internal Laws of the State of Nevada without reference to its conflict of law provisions. Disputes under the Amendment shall be subject to Section 12.6 of the Purchase Agreement, which section is incorporated by reference herein.

11. Severability. If any term, provision, covenant or condition of this Amendment is held by the arbitrator(s) to exceed the limitations permitted by applicable Law, as determined by such arbitrator(s) in such action, then the provisions will be deemed reformed to the maximum limitations permitted by applicable Law and the Parties hereby expressly acknowledge their desire that in such event such action be taken. Notwithstanding the foregoing, the Parties further agree that if any term, provision, covenant or condition of this Amendment is held by arbitrator(s) to be invalid, void or unenforceable, the remainder of the provisions shall remain in full force and effect and in no way shall be affected, impaired or invalidated. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

12. No Presumption from Drafting. This Amendment has been negotiated at arm’s-length between Persons knowledgeable in the matters set forth within this Amendment. Accordingly, given that all Parties have had the opportunity to draft, review and/or edit the language of this Amendment, no presumption for or against any Party arising out of drafting all or any part of this Amendment will be applied in any action relating to, connected with or involving this Amendment. In particular, any rule of law, legal decisions, or common law principles of similar effect that would require interpretation of any ambiguities in this Amendment against the Party that has drafted it, is of no application and is hereby expressly waived. The provisions of this Amendment shall be interpreted in a reasonable manner to affect the intentions of the Parties.

13. Review and Construction of Documents. Each Party herein expressly represents and warrants to all other Parties hereto that (a) before executing this Amendment, said Party has fully informed itself of the terms, contents, conditions and effects of this Amendment; (b) said Party has relied solely and completely upon its own judgment in executing this Amendment; (c) said Party has had the opportunity to seek and has obtained the advice of its own legal, tax and business advisors before executing this Amendment; (d) said Party has acted voluntarily and of its own free will in executing this Amendment; and (e) this Amendment is the result of arm’s length negotiations conducted by and among the Parties and their respective counsel.

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

14. Electronic Signatures. Except as otherwise required by applicable Law, this Amendment and any signed agreement or instrument entered into in connection with this Amendment, and any amendments hereto or thereto, may be executed in one or more counterparts, all of which shall constitute one and the same instrument. Any such counterpart, to the extent delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail or by DocuSign, SimpliSafe, or similar software (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party, each other Party shall re-execute the original form of this Amendment and deliver such form to all other Parties. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

[Remainder of page left intentionally blank. Signature page follows.]

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the day and year first above written to be effective as of the Effective Date.

PURCHASER:

Golden Matrix Group, Inc.

By:	/s/ Anthony B. Goodman
	Name:	Anthony B. Goodman
	Title:	Chief Executive Officer

SELLERS:

By:	/s/ Aleksandar Milovanović
	Name:	Aleksandar Milovanović

By:	/s/ Zoran Milosevic
	Name:	Zoran Milosevic

By:	/s/ Snežana Božović
	Name:	Snežana Božović

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

SCHEDULE B

Consideration for the Companies, by Payment/Issuance Period

Class of Consideration	SPA Cross-Reference	Closing	Contingent Post-Closing Consideration	Earlier of the Funding Date and April 26, 2024[1]	Variable Due Dates (Closing to 24-Month Anniversary)	12 Month Non-Contingent Post-Closing Cash Consideration	18 Month Non-Contingent Post-Closing Cash Consideration	Total Consideration in the Form of Cash	Total Consideration in the Form of Purchaser Common Stock
Closing Cash Consideration	Sec. 2.1.1	$12,000,000	-		-			$12,000,000	-
Deferred Cash Consideration	Sec. 2.1.1A			$18,000,000				$18,000,000
Closing Common Stock	Sec. 2.1.2	82,141,857	-		-			-	82,141,857
Purchaser Series C Preferred Stock	Sec. 2.1.3	1,000	-		-			-	1,000*
Contingent Post-Closing Cash Consideration	Sec. 2.1.4	-	$5,000,000		-			$5,000,000	-
Post-Closing Shares	Sec. 2.1.4	-	5,000,000		-			-	5,000,000
12 Month Non-Contingent Post-Closing Cash Consideration	Sec 2.1.5					$10,000,000		$10,000,000
18 Month Non-Contingent Post-Closing Cash Consideration	Sec 2.1.6						$10,000,000	$10,000,000
Promissory Note Consideration	Sec. 2.1.7	-	-		$15,000,000			$15,000,000	-
TOTAL	-	-	-		-			$70,000,000	87,142,857

* Issuable upon conversion of the 1,000 Series C Preferred Stock shares.

1 Payable upon the earlier of (i) the date that the Parent (or one of its Subsidiaries) has raised funding sufficient following the Closing, in the reasonable discretion of the independent members of the Board of Directors of the Parent, to allow for the payment of the Deferred Cash Consideration, and following such payment, that the Purchaser (and its Subsidiaries on a consolidated basis) will not be left insolvent or with inadequate cash to pay its debts, bills, and other liabilities as they become due, in the ordinary course of business (the “Funding Date”); and (ii) April 26, 2024, as described in greater detail in Section 2.1(d) of the Purchase Agreement.

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital

SCHEDULE C

Split of Consideration for the Companies, by Sellers

Class of Cash Consideration	SPA Cross-Reference	Total Consideration in the Form of Cash	Aleksandar Milovanovic	Zoran Milosevic	Snezana Bozovic
Closing Cash Consideration	Sec. 2.1.1	$12,000,000	$7,700,000	$3,300,000	$1,000,000
Deferred Cash Consideration	Sec. 2.1.1A	$18,000,000	$14,800,000	$1,700,000	$1,500,000
Contingent Post-Closing Cash Consideration	Sec. 2.1.4	$5,000,000	$4,625,000	$250,000	$125,000
12 Month Non-Contingent Post-Closing Cash Consideration	Sec 2.1.5	$10,000,000	$9,625,000	$250,000	$125,000
18 Month Non-Contingent Post-Closing Cash Consideration	Sec 2.1.6	$10,000,000	$9,625,000	$250,000	$125,000
Promissory Note Consideration	Sec. 2.1.7	$15,000,000	$13,125,000	$1,250,000	$625,000
TOTAL		$70,000,000	$59,500,000	$7,000,000	$3,500,000

Class of Common Stock Consideration	SPA Cross-Reference	Total Consideration in the Form of Purchaser Common Stock	Aleksandar Milovanovic	Zoran Milosevic	Snezana Bozovic
Purchaser Common Stock	Sec. 2.1.2	82,141,857	69,820,578	8,214,186	4,107,093
Post-Closing Stock Consideration	Sec. 2.1.4	5,000,000	4,250,000	500,000	250,000
TOTAL		87,141,857	74,070,578	8,714,186	4,357,093

Preferred Stock Consideration	SPA Cross-Reference	Total Consideration in the Form of Purchaser Preferred Stock	Aleksandar Milovanovic	Zoran Milosevic	Snezana Bozovic
Purchaser Series C Preferred Stock	Sec. 2.1.3	1,000	850	100	50
TOTALS		1,000	850	100	50

Third Amendment to

Amended and Restated Sale and Purchase Agreement of Share Capital